July 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bonnie Baynes

Mark Brunhofer

Jessica Livingston

David Lin

Division of Corporation Finance

Re:	Reinvent Technology Partners Z

Amendment No. 2 to

Registration Statement on Form S-4

Filed June 21, 2021

File No. 333-254691

Ladies and Gentlemen:

On behalf of Reinvent Technology Partners Z (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 30, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on June 21, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed June 21, 2021

Unaudited Projected Financial Information, page 128

1.	Please revise the projection table on page 129 to disclose in a footnote how your total earned premium financial measure was determined.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 129.

Our Company, page 216

2.

We note that in response to comment 2, your revised disclosure on pages 217 and 221 references a “third party survey commissioned by Hippo by a research vendor, Delighted LLC” and that you cite the survey in the registration statement. Please provide the consent of Delighted LLC in accordance with Rule 436 of the Securities Act or tell us why you believe you are not required to do so. For guidance, refer to Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company respectfully submits that Delighted is simply a software tool that Hippo utilized to run its survey, and is not an “expert” under Rule 436, and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Revised Registration Statement. Rule 436 under the Securities Act requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that consent is required from “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that such third parties, who comprise market research firms and an industry group are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such third parties as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that Delighted should not be considered as an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information described above reflects survey results using Delighted’s software tool and was not prepared for purposes of the Revised Registration Statement as described in the Company’s prior comment response letter. The Company has revised language in its disclosure on pages 217 and 221 to clarify. As a result of the foregoing, the Company respectfully submits that the third party described above is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating and Financial Metrics and Non-GAAP Measures

Gross Profit, page 252

3.

On page 255, you reconcile non-GAAP Adjusted Gross Profit from Gross Profit as defined on page 252. Therefore, it appears that you intend to present Gross Profit as the most directly comparable GAAP measure to Adjusted Gross Profit. However, it is not clear that Gross Profit is calculated in accordance with GAAP as it does not appear to contemplate all costs and expenses incurred to generate revenues, including those directly attributable to commission income and service and fee income. We note from your response to prior comment 6 that commission expenses associated with your agency business for policies issued on other carriers’ paper are classified as sales and marketing expenses Please tell us what costs and expenses you consider to be directly attributable to commission income and service and fee income as presented on the face of your statement of operations and revise to reconcile Adjusted Gross Profit from GAAP Gross Profit or advise accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 252, 254 and 259 to include commissions incurred on policies written on third-party carriers (which are included in Sales and Marketing Expenses in Hippo’s Consolidated Statements of Operations and Comprehensive Loss) in the costs deducted from revenue to arrive at Gross Profit. These costs for which Hippo acts as principal where the sales commissions paid to agents are at fixed percentage of the premiums written on third-party carrier irrespective of Hippo’s commission income, which is subject to commission adjustments based on the loss ratio for the applicable policies.

The Company further advises the Staff that Hippo has accordingly reduced revenue by all costs incurred to generate revenue to arrive at Gross Profit.

The Company advises the Staff that the following costs are deducted from revenue to arrive at Gross Profit, which are reflected in the revised disclosure in the Registration Statement:

Cost Heading	Costs Included	Reduced from Revenue to Arrive at Gross Profit

Loss and Loss Adjustment Expenses

1.  Losses, loss reserves (net of reinsurance).

2.  Allocated and Unallocated Loss Adjustment Expenses and Incurred But Not Reported Reserve.

3.  Employee Compensation, including stock-based compensation and benefits, of our claims processing teams as well as allocated occupancy costs and related overhead based on headcount.

4.  Costs of third-party claims processing adjusters that are not part of Loss Adjusted Expenses.

Yes

Claims processing teams provide services to all of our customers irrespective of which carrier the policy is written on (our carrier or third-party carrier).

Insurance Related Costs

1.  Amortization of Direct Acquisition Commission Costs and Credit Card processing fees for policies written on Spinnaker.

2.  Board Bureau and Taxes (BB&T)

3.  Employee Compensation, including stock-based compensation and benefits, of our underwriting teams, as well as allocated occupancy costs and related overhead based on headcount.

4.  Costs of providing bound policies and delivering claims services to our customers. These costs include underwriting technology service costs including software, data services used for performing underwriting, and third-party call center costs in addition to personnel-related costs.

5.  Cost of carrying out inspection for policies.

6.  Amortization of internally developed software – our policy management system.

These costs are incurred and included in insurance related costs for every policy for all our customers irrespective of which carrier the policy is written on (our carrier or third-party carrier).

Yes

Sales and marketing (Sales commissions)	Sales commissions for policies written on third party carriers.	Yes

***

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2438 should you require further information.

Very truly yours,
/s/ Michael Thompson
Michael Thompson

cc:	Assaf Wand, Stewart Ellis

Hippo Holdings, Inc.

cc:	Tad J. Freese, Chad G. Rolston, Miles P. Jennings

Latham & Watkins, LLP

cc:	H. Rodgin Cohen, Jared M. Fishman, Marion Leydier

Sullivan & Cromwell LLP